Johnson Controls, Inc. 5757 Green Bay Avenue Milwaukee, WI 53209 Tel 414-524-2516 Fax 414-524-2077

April 11, 2014

Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549-7010

Re:	Johnson Controls, Inc.
Commission letter dated April 3, 2014
Commission File No. 1-5097
Response letter dated April 11, 2014

Dear Ms. Rocha:

In response to the comment letter dated April 3, 2014 relating to Johnson Controls, Inc.'s (the "Company's") Annual Report on Form 10-K for its fiscal year ended September 30, 2013 ("Form 10-K"), the following is the Company's response. For your convenience, we have included the text of the Commission's comment.

Note 20. Nonconsolidated Partially-Owned Affiliates, page 108

1. The Commission's comment was as follows:

We note your response to prior comment 2 where you have provided the calculation of profit before income taxes used in the income test (i.e. the denominator). Further clarify the items included in the adjusted income before taxes, specifically addressing the difference between equity income of $402 million and equity income of $364 million. Additionally, please provide us with a significance calculation that also includes your calculation of your proportionate share of the pre-tax income from continuing operations of the investees (i.e. the numerator).

The adjusted income before income taxes line item in our previous response is calculated as income before income taxes on the consolidated statements of income in the Form 10-K for each fiscal year, adjusted for income tax effects recorded within equity income. The following table provides a reconciliation from equity income on the consolidated statements of income in the Form 10-K to equity income before income taxes used in the income test:

	Year Ended September 30,
(in millions)	2013	2012	2011

Equity income	$402	$340	$298
Less: Fair value adjustment of equity investments	106	12	89
Equity income after income taxes	296	328	209
Add: Income tax provision recorded in equity income	68	65	62
Equity income before income taxes	$364	$393	$271

Equity income on the consolidated statements of income in the Form 10-K includes the fair value adjustments of equity investments and equity income after income taxes. The fair value adjustments represent gains to adjust certain equity investments to fair value as a result of increasing the Company's ownership from a noncontrolling to controlling interest. These fair value adjustments do not represent the Company's proportionate share of net income of these previously nonconsolidated partially-owned affiliates and, therefore, the adjustments are excluded from the calculation of equity income before income taxes. The equity income after income taxes represents the Company's proportionate share of the net income of its nonconsolidated partially-owned affiliates. The income tax provision recorded in equity income is added back in order to calculate equity income before income taxes.

The following table provides the significance calculation for each fiscal year. The significance calculation on an aggregate basis uses the total equity income before income taxes calculated above as the numerator:

	Year Ended September 30,
(in millions)	2013	2012	2011

Equity income before income taxes (numerator)	$364	$393	$271
Profit before income taxes (denominator)	2,388	1,439	1,713
Percentage	15.2%	27.3%	15.8%

As shown above, equity income before income taxes exceeded the 10% threshold on an aggregate basis in each fiscal year; therefore, the Company disclosed summarized financial information for its nonconsolidated partially-owned affiliates for all fiscal years presented in Note 20 of the notes to consolidated financial statements in the Form 10-K.

The Company has approximately 60 nonconsolidated partially-owned affiliates accounted for on an equity basis; none of these affiliates exceeded the 20% threshold requiring separate company financial statements on an individual basis. In addition, none of the nonconsolidated partially-owned affiliates exceeded the 10% threshold requiring summarized financial information on an individual basis. In the future, to the extent any of these thresholds are met, the required financial information will be disclosed.

In addition, the Company acknowledges the following representations:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide responses and clarifications to the comments raised in your correspondence of April 3, 2014. If there are any further comments or questions, please do not hesitate to contact me at 414-524-3422.

Very truly yours,

JOHNSON CONTROLS, INC.

/s/ R. Bruce McDonald

R. Bruce McDonald
Executive Vice President and
Chief Financial Officer

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